Exhibit 99.1
LAKE SHORE GOLD PRODUCES 95,600 OUNCES IN FIRST HALF OF 2015, COMPANY ANNOUNCES IMPROVED FULL-YEAR OPERATING OUTLOOK

•	H1/15 production of 95,600 ounces, Q2/15 production of 42,600 ounces
•	2015 production guidance revised to at least 180,000 ounces from 170,000 to 180,000 ounces
•	2015 unit costs expected to beat guidance – Company now targeting full-year cash operating costs better than US$650 per ounce and all-in sustaining costs below US$950 per ounce
•	Cash and bullion increased to approximately $82.0 million at July 7, 2015
•	Senior secured debt fully repaid during Q2/15
•	Continued exploration success with discovery of second gold zone at 144 Gap

TORONTO, ONTARIO -- (Marketwired – July 8, 2015) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the "Company") today announced production in the first six months of 2015 (“H1/15”) of 95,600 ounces, which compared to production of 96,900 ounces in the first half of 2014 (“H1/14”). Based on production in H1/15, the Company today revised its full-year 2015 production guidance to at least 180,000 ounces from 170,000 to 180,000 ounces. Mill throughput during H1/15 totaled 627,000 tonnes at an average grade of 4.9 grams per tonne (“gpt”) and average recoveries of 96.7% versus 593,600 tonnes at an average grade of 5.3 gpt and average recoveries of 96.6% in H1/14. Gold poured in H1/15 totaled 96,400 ounces, while gold sales were 98,500 ounces at an average selling price of US$1,208 ($1,488) per ounce. The Company’s cash and bullion(1) at July 7, 2015 totaled approximately $82.0 million.

Production in the second quarter of 2015 (“Q2/15”) totaled 42,600 ounces with total mill throughput of 327,100 tonnes, an average grade of 4.2 gpt and average recoveries of 96.8%. The average grade in Q2/15 followed a record quarterly grade of 5.7 gpt in the first quarter of 2015, with the distribution of grades over the two quarters largely related to mine sequencing. Grades over the balance of the year are expected to be similar to the Q2/15 level. Results for Q2/15 compare to total production of 52,300 ounces (309,800 tonnes at an average grade of 5.4 gpt and average recoveries of 96.6%) in the second quarter of 2014. Gold poured in Q2/15 totaled 44,400 ounces, while gold sales were 45,900 ounces at an average selling price of US$1,197 ($1,470) per ounce.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We had a strong first half of 2015, which has resulted in a positive revision to our production guidance for the year. In addition, while we will not release our H1/15 and Q2/15 cost estimates for a few more days, we now expect to beat our unit cost guidance in 2015. We are now targeting cash operating costs of better than US$650 per ounce sold compared to our guidance of US$650 to US$700 per ounce. Our all-in sustaining costs(3) are expected to average below US$950 per ounce versus our guidance for the year of US$950 to US$1,000 per ounce.  With solid production and low unit costs, we have been able to grow our cash and bullion by approximately $20 million in the first six months of 2015 with the increase coming entirely from internally generated cash flow. We have also continued to reduce debt. In late May, we made the final payment on our gold-linked note, which will save the Company over a million dollars a month in debt repayment and servicing costs going forward.

“Turning to exploration, we continue to generate very encouraging drill results at 144, including the discovery of a second gold zone, our 144 Gap SW Zone, located 200 metres to the southwest of the 144 Gap Zone. Based on the success we have achieved, we recently announced plans to increase our exploration expenditures at 144 in 2015 by $7.0 million, with work to focus on both of our discoveries, as well as to begin assessing additional targets such as 144 North, 144 South and the area between 144 South and our Gold River Trend project. We remain on track to release a first resource at the 144 Gap Zone as part of our next resource update early next year.”

	Three Months Ended			Six Months Ended
	June 30, 2015	Mar. 31, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Tonnes milled	327,100	299,900	309,800	627,000	593,600
Recovery (%)	96.8	96.7	96.6	96.7	96.6
Grade (grams/tonne)	4.2	5.7	5.4	4.9	5.3
Gold Ounces
Production	42,600	53,000	52,300	95,600	96,900
Poured	44,400	52,000	53,500	96,400	99,200
Sales	45,900	52,600	53,500	98,500	96,500
Gold price (US$/ounce)	1,197	1,219	1,289	1,208	1,291
Gold price ($/ounce)	1,470	1,504	1,404	1,488	1,416

Qualified Person

Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Senior Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a Canadian-based gold producer with operations based in the Timmins Gold Camp of Northern Ontario. The Company produces gold from two mines, Timmins West and Bell Creek, with material being delivered for processing to the Bell Creek Mill. In addition to current mining and milling operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)	Bullion relates to gold poured in doré which has not yet been included in revenues and for which cash has not yet been received (valued at market prices).

(2)
Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the most recent reporting period, the three months ended March 31, 2015 and 2014, is set out on page 16 of the Company’s first quarter 2015 MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(3)
All-in sustaining cost is a non-GAAP measure. This measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, growth exploration expenses, reclamation cost accretion not related to current operations, interest and other financing costs and taxes.  The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to total production costs for the most recent reporting period, the three months ended March 31, 2015 and 2014 is set out on page 17 of the Company’s first quarter 2015 MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Website: www.lsgold.com